Filed Pursuant to Rule 433

Dated December 3, 2012

Registration Statement: No. 333-178525

The Charles Schwab Corporation

$350,000,000

0.850% SENIOR NOTES DUE 2015

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware Corporation

Expected Ratings *:	A2 / Stable, A / Stable, A / Stable (Moody’s / S&P / Fitch)

Title of Securities:	0.850% Senior Notes due 2015

Aggregate Principal Amount:	$350,000,000

Trade Date:	December 3, 2012

Settlement Date:	December 6, 2012 (T+3)

Maturity Date:	December 4, 2015

Coupon:	0.850% per annum

Interest Payment Dates:	June 4 and December 4, commencing on June 4, 2013

Benchmark US Treasury:	0.375% due November 15, 2015

Benchmark US Treasury Price/Yield:	100-04 1/4 / 0.330%

Re-offer Spread to Benchmark Treasury:	T+52 basis points

Re-offer Yield:	0.850%

Make-whole Call:	Treasury Rate plus 10 basis points

Price to Public:	100.000%

Gross Proceeds to CSC:	$350,000,000

Underwriting Discounts and Commissions per note paid by CSC:	0.350%

Aggregate Underwriting Discounts and Commissions paid by CSC:	$1,225,000

Net Proceeds to CSC (after underwriting discounts and commissions):	$348,775,000

CUSIP / ISIN:	808513AH8 / US808513AH80

Joint Book Runners:	Citigroup Global Markets Inc. Goldman, Sachs & Co.

Co-Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC UBS Securities LLC Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

CAPITALIZATION—AS ADJUSTED

The following table sets forth the consolidated cash and cash equivalents and capitalization of the Issuer at September 30, 2012, as adjusted for the offering of $350 million of the notes.

(In millions)	As Adjusted for this Offering
Cash and cash equivalents	$8,871
Notes offered hereby	$350
Total debt	$2,126
Total capitalization	$11,591

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Goldman, Sachs & Co. toll free at 1-866-471-2526.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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